Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-190195) on Form S-8 and the registration statement (333-197797) on Form S-3 of Phillips 66 Partners LP of our report dated February 13, 2015, with respect to the consolidated balance sheets of Explorer Pipeline Company as of December 31, 2014 and 2013, and the related consolidated statements of income and retained earnings, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in this Current Report on Form 8-K of Phillips 66 Partners LP dated February 13, 2015, and to the reference to our firm under the heading “Experts” in the prospectus supplements forming a part of the registration statement on Form S-3 (333-197797) of Phillips 66 Partners LP.

/s/ KPMG LLP

Tulsa, Oklahoma

February 13, 2015